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Sec ÄNNUAL AUDITED REPORT
MAR 3 0 2021 FORM X-17A-5
Washington DC PART III
416

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SEC FILE NUMBER
8--48745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 AND ENDING 12/31/20

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westwood Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

489 Fifth Avenue, 33rd Floor

                              (No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Messersmith   212-867-3200

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown

                    (Name – if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jon Messersmith _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Westwood Capital, LLC _____ , as
of December 31, 2020 _____ , 20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director/Financial Operator
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

WESTWOOD CAPITAL, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Westwood Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition Westwood Capital, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

March 23, 2021

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

1

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

WESTWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	80,043
Investment in securities, at fair value		39,822
Due from Related Party		1,763
Property and equipment, net		14,792
Other assets		51,320
	$	187,740

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	95,883
Member's equity		91,857
	$	187,740

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies

Nature of Business

Westwood Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on May 9, 1995 and will continue to exist until May 19, 2025. The Company is a wholly-owned subsidiary of Quarter Century Holdings, LLC, (the "Parent"). The Company engages in investment banking activities, specializing in the private placement of equity and debt issues. Investment banking activities also include financial advisory services and mergers and acquisition advisory services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Restatement of Previously Issued Financial Statements

In preparation of the annual financial statements, the Company concluded it should correct its accounting related to a non-cash capital contribution that was originally contributed in 2018. On February 11, 2021, as part of FINRA examination of the Company, FINRA concluded that from December 2018 through September 2020, the Company was subject to a $234,500 arbitration liability which was not properly maintained on the firm's financial books and records. Specifically, its parent company, Westwood Capital Holdings, LLC, agreed to provide financial support through capital contributions to the Company sufficient for it to satisfy the obligations that the Company may sustain from the legal matter, if deemed necessary, as they come due, and the firm debited Accounts Payable and credited Partner's Equity. However, no cash capital contribution ever took place and absent a cash capital contribution from the parent company, FINRA held the position that the arbitration liability should have remained on the firm's financial books and records as an aggregate indebtedness liability until the debt was paid. As of December 31, 2020, the Company was in compliance with SEC Rule 15c3-1. The Company had initially accounted for the non-cash contribution as a component of equity, however upon FINRA's review and further evaluation, the Company concluded that the non-cash contribution should be accounted as accounts payable and accrued expenses upon the issuance of the final arbitration Award on January 27, 2020. Pursuant to a letter dated February 24, 2021, FINRA reviewed this corrective action and decided not to take any further action on the matter at this time. See Note 8 – arbitration award for additional information.

The statement of changes in member's equity summarized the effect of the restatement to the Company's financial statements for the financial statements as of and for the year ended December 31, 2020.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables from clients. As of January 1, 2020 and December 31, 2020, the Company did not have any accounts receivables from non-affiliated entities. The Company recognized $706,847 of bad debt expense for a receivable with a related party for the year ended December 31, 2020.

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investments in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on a straight-line basis as follows:

Asset	Useful Life
Furniture and fixtures	7 years
Computers and equipment	3 years
Leasehold improvement	10 years

Revenue Recognition

The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Income Taxes

The Company is a limited liability company, and as such does not record a provision for federal and state income taxes in the accompanying financial statements as each member of the Parent is responsible for reporting its share of income or loss, as reported for income tax purposes. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for UBT tax in these financial statements.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company recognized $706,847 of bad debt expense for a receivable with a related party for the year ended December 31, 2020.

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

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2. Revenue from contracts with customers Investment Banking Revenues

Advisory fees

The Company earns fees for related advisory work by providing fairness opinions. The Company records opinion fee revenues at the point in time, gross of related expenses, when the performance obligation for the services are completed or the contract is canceled under the terms of each assignment or engagement.

Success fees

The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Recognizing revenue prior to closing would be inappropriate as it represents contingent consideration and potential for significant reversal if revenue exists. Payment for revenue is due upon closing.

Disaggregation of Revenue

Disaggregation of revenue can be found on the statement of operations for the year ended December 31, 2020 by type of revenue streams.

Contract Assets and Liabilities

The Company had no contract assets or liabilities from non-affiliated entities as of January 1, 2020 or December 31, 2020

Significant Judgments

Revenue from contracts with customers includes fees from investment banking service. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

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3. Fair value measurements (continued)

The following table presents information about the Company's assets measured at fair value as of December 31, 2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2020
Assets (at fair value) **Investment in securities**				
Common stock	$ 39,822	$	$ -	$ 39.822

4. Property and equipment

Details of property and equipment at December 31, 2020 are as follows

Furniture and fixtures	$ 119,783
Computers and equipment	227,182
Leasehold improvements	127,235
	474,200
Less accumulated depreciation and amortization	(459,408)
	$ 14,792

Depreciation and amortization expense for the year ended December 31, 2020 was approximately $8,600.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020 the Company's net capital was approximately $12,395, which was approximately $6,003 in excess of its minimum requirement of $6,392.

6. Concentrations of credit risk

In the normal course of business, the Company provides credit to its clients in the form of deferring collection of certain receivables. These clients are not concentrated in any particular industry or specific geography. The Company evaluates the collectability of its receivables from its clients on a quarterly basis and writes off those balances that management deems to be uncollectible.

The Company maintains its cash accounts primarily with a bank located in New York. The total cash balances are temporarily insured by the Federal Deposit Insurance Company ("FDIC") up to $250,000 per bank. The Company has cash balances on deposit at December 31, 2020 below the minimum FDIC coverage.

For the year ended December 31, 2020, one customer accounted for 86% of revenue.

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule (SEC) 15c3-3 as the Company does not handle customer cash or securities, therefore, it does not have any reserve or possession or control requirements with respect to SEC Rule 15c3-3.

8. Arbitration Award

In the normal course of business, the Company was named as a defendant in an arbitration matter. On January 27, 2020, the Company received from the arbitration Panel in the matter of an award ("Award") outlaying, among other things, that Westwood Capital, LLC was liable to Claimant for services and shall pay to Claimant $234,500. This Award was satisfied on October 28, 2020.

9. Related party transactions

The Company has a month-to-month sublease agreement with its Parent for office facilities. The monthly rent in 2020 was approximately $7,100 per month. Rent expense for the year ended December 31, 2020 was approximately $118,000.

The Company had a service agreement with a related party, an entity whose management mirrors the Company's principal managers, to provide business advisory services to institutional clients of the affiliate included but not limited to (i) the development, structuring, advisory and/or administrative services of certain private equity funds and, (ii) provide additional personnel for litigation support engagements and other domestic and international advisory services. The service agreement terminated on February 25, 2020. For the year ended December 31, 2020, there were no revenues associated with this agreement.

10. PPP Loan

On May 1, 2020, the Company issued an unsecured promissory note (the "PPP Loan") for $174,811 through the Paycheck Protection Program ("PPP") established under the CARES Act, and administered by the U.S. Small Business Administration ("SBA"). The PPP Loan is guaranteed by the SBA. The PPP Loan may be forgiven, in whole or in part, if the Company was eligible for the PPP Loan at the time of application, used the loan proceeds for eligible expenses within the defined 8 or 24-week period after the PPP loan was disbursed ("Covered Period"), and otherwise satisfied PPP requirements. The PPP Loan was made through Celtic Bank (the "Lender"), has a two year term, bears interest at 1.00% per annum, and matures on May 1, 2022. If the PPP Loan is not forgiven, monthly principal and interest payments are deferred until ten months after the end of the Covered Period, or August 19, 2021.

When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of PPP, and therefore considered the loan to be a conditional government grant. The Company has performed initial calculations for PPP loan forgiveness, and expects that the PPP loan will be forgiven in full because the Company has, prior to December 31, 2020, utilized the proceeds for payroll and other qualified expenses.

The Company concluded that the PPP loan should be accounted for as a government grant and was recorded as other income on the statement of operations. As US GAAP does not contain guidance on the accounting for government grants to commercial entities, the Company is following the guidance in ASC 958-605, Not for Profit Entities – Revenue Recognition, by analogy. Under the provisions of ASC 958-605, the PPP loan represents, in substance, a grant that is expected to be forgiven (a conditional contribution). The conditional contribution is recognized as grant income at a point in time once the conditions of release have been substantially met or explicitly waived; or over a period of time as it incurs qualifying PPP expenses. As discussed above, the Company believes that it is probable that it will meet the terms of forgiveness, as it has fully utilized the PPP proceeds in an appropriate fashion during the current year.

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

10. PPP Loan (continued)

The Company has submitted its PPP loan forgiveness application. Although the Company believes it is highly probable that the PPP Loan will be forgiven, the Company's application must be evaluated by the lender and SBA before forgiveness is formally granted. Therefore, there is no guarantee that any portion of the PPP Loan proceeds will be forgiven; and the company is legally obligated to repay the PPP Loan until such time as legal release is received.

Future maturities assuming it is not forgiven are as follows:

Year ending December 31,

2021	$ 44,602
2022	89,206
2023	44,603
Total PPP Loan	$ 178,411

11. Covid-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.